Exhibit 99.1

Rogers Communications confirms agreement with Altice USA to purchase Canadian assets of Cogeco

Agreement conditional upon successful acquisition of Cogeco by Altice USA

TORONTO, Sept. 02, 2020 (GLOBE NEWSWIRE) — Rogers Communications Inc. (“Rogers”) today confirmed its agreement with Altice USA, Inc. (“Altice USA”) (NYSE: ATUS) to purchase all of the Canadian assets of Cogeco Inc. (“CGO”) and Cogeco Communications Inc. (“CCA”, together with CGO, “Cogeco”) for a net purchase price of approximately $4.9 billion. The transaction is conditional upon completion of the Altice USA offer on the terms publicly announced today.

As the largest long-term shareholder of Cogeco, Rogers is supportive of the value being created for all shareholders with the significant premium in the Altice USA offer. Rogers currently owns 41% of the outstanding CGO subordinate voting shares (“CGO SVS”) and 33% of outstanding CCA subordinate voting shares (“CCA SVS”).

Under the terms of the all-cash offer by Altice USA to purchase all of the outstanding shares of CGO and CCA, the offer prices and premiums are as follows:

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C$800 million to Mr. Louis Audet, Executive Chairman of Cogeco, and members of the Audet family for their controlling ownership interests, which include 100% of the multiple voting shares of CGO (“CGO MVS”) and approximately 0.9% of total outstanding CGO SVS.

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C$106.53 per share for the remaining CGO SVS and C$134.22 per share for each CCA SVS, representing a significant premium of 30% to each stock’s 1-month (August 2020) volume weighted average price (VWAP) on the Toronto Stock Exchange (the prices also represent a 36% premium for CGO SVS and 37% premium for CCA SVS to the August 31, 2020 closing prices, respectively).

Under the terms of the agreement with Altice USA, Rogers will be entitled to receive the premium offered by Altice USA to all subordinate voting shareholders. As a result, the net consideration to be paid by Rogers for the Canadian assets of Cogeco reflects a gross price of $5.5 billion, less the premium on the shares currently held by Rogers of $0.6 billion, less the current value of Rogers’ shares of $1.5 billion, for a net cash consideration of $3.4 billion.

Joe Natale, President and CEO of Rogers Communications, said: “Under the stewardship of Mr. Audet, the Audet family, and the 4,500 Cogeco team members, Cogeco has built an iconic company in Canada and the United States. This meaningful offer reflects the tremendous accomplishments of the Audet family and Cogeco’s employees. Rogers is excited about the opportunity to expand its breadth of industry leading technologies and products to an additional 1.8 million homes and businesses.”

Anthony Staffieri, CFO of Rogers Communications, said: “Rogers is fully supportive of the significant value being surfaced for all shareholders through the Altice USA offer. As well, the transaction consideration to be paid by Rogers, net of the value of the CCA and CGO shares that we currently hold, will be fully financed using existing available liquidity. We do not anticipate any need to issue equity as a result of this transaction and our current dividend of $2.00 per share is maintained.”

Caution Concerning Forward-Looking Statements

This news release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, the Altice USA Offer, our agreement with Altice USA and our intention to acquire the Canadian assets of CCA conditional on the completion of the Altice USA Offer, our business, operations, and financial performance and condition. Forward-looking information typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them.

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to: uncertainty regarding whether the transactions described in this news release will be supported by the CGO and CCA boards and their respective shareholders; the parties’ ability to successfully negotiate definitive agreements in respect of, and complete, the transactions described in this news release; economic, geopolitical and other conditions affecting commercial activity; the integration of acquisitions; and the emergence of new opportunities. These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein. For a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in our 2019 Annual MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

About Rogers:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Sports & Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investment community contact Paul Carpino 647.435.6470 paul.carpino@rci.rogers.com	Media contact Sarah Schmidt 647.643.6397 sarah.schmidt@rci.rogers.com